SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

August 17, 2007

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ___ No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ___ No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Press Release

BANCO MACRO S.A. Announces Commencement of Exchange Offers

Friday, August 17, 2007, Buenos Aires, Argentina—Banco Macro S.A. announced today the commencement of its offer to exchange, on the terms and subject to the conditions described in each of the prospectuses related to the exchange offers dated August 17, 2007, the following securities.

2036 Bonds	Maturity	ISIN	CUSIP	Common Code
Unregistered 9.75% Fixed/Floating Rate Non-Cumulative Junior Subordinated Bonds Due 2036 For Registered 9.75% Fixed/Floating Rate Non-Cumulative Junior Subordinated Bonds Due 2036	12-18-2036	US05963GAA67 USP1047VAB38	05963GAA6 P1047VAB3	027970486 027847510

2017 Notes	Maturity	ISIN	CUSIP	Common Code
Unregistered 8.50% Notes Due 2017 For Registered 8.50% Notes Due 2017	2-1-2017	US05963GAC24 USP1047VAC11	05963GAC2 P1047VAC1	028507160 028493258

2012 Notes	Maturity	ISIN	Common Code
Unregistered 10.750% Argentine Peso-Linked Notes Due 2012 For Registered 10.750% Argentine Peso-Linked Notes Due 2012	6-7-2012	XS0304993792 XS0304992802	030499379 030499280

EACH OF THESE INVITATIONS WILL COMMENCE TODAY, AUGUST 17, 2007, AND EXPIRE AT 5:00 P.M. (NEW YORK TIME) ON SEPTEMBER 18, 2007 (SUCH DATE, THE “EXPIRATION DATE”), UNLESS EXTENDED BY BANCO MACRO S.A. IN ITS SOLE DISCRETION.

You may request copies of the related prospectuses from:

HSBC BANK USA, NATIONAL ASSOCIATION

Information (800) 622-9844

By Registered or Certified Mail:	Regular Mail & Overnight Courier:	In Person by Hand Only:

HSBC Bank USA, National Association Corporate Trust & Loan Agency 2 Hanson Place—14th Floor Brooklyn, New York 11217-1409 Attn : Client Services	HSBC Bank USA, National Association Corporate Trust & Loan Agency 2 Hanson Place—14th Floor Brooklyn, New York 11217-1409 Attn: Client Services	HSBC Bank USA, National Association Corporate Trust & Loan Agency 2 Hanson Place—14th Floor Brooklyn, New York 11217-1409 Attn: Client Services
By Facsimile Transmission:
(718) 488-4488

This notice shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

INVESTOR RELATIONS CONTACTS:
In Buenos Aires:
Jorge Scarinci, CFA
Head of Investor Relations and Finance Manager
Tel: +5411-5222-6730
E-mail: investorelations@macro.com.ar

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 17, 2007

MACRO BANK INC.

	By:	/s/ Luis Cerolini

Title: Attorney-in-fact